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STUDIO LEGALE
**WHITE & CASE**
VARRENTI E ASSOCIATI

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TELEPHONE: +39 02 6200 101
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E-MAIL: jgerard@whitecase.com

ALMATY
A
K
MBAI
CITY
G
I
E

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

04035218

June 25, 2004

**File Number 82-5126**

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECD S.E.C.
JUN 2 9 2004
1086

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") and hereby transmit to you the following documentation and information required to be submitted pursuant to the Rule.

A. English version of the following documents filed with Borsa Italiana S.p.A., the Italian stock exchange:

1. The Quarterly Report of the Company as at 31 March, 2004; and

2. Notification of the merger project of Carinord 2 S.p.A. and the Company dated June 14, 2004.

B. English versions of the following press release:

1. First quarter financial statements as at 31 March, 2004 approved by the Board of Directors, dated May 10, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
JUL 06 2004
THOMSON
FINANCIAL

dlw 7/6

Best regards,

James A. Gerard

JAG:jag

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.
(without enclosures)

File Number 82-5126
Attachment: A1

GRUPPO
BANCA CR FIRENZE

# *Quarterly Report - 31 March 2004*

# Contents

# Banca CR Firenze Summary Data

| (millions of euro) | 31 march 2004 | 31 march 2003 | 31 december 2003 | Change % 3) |
|---|---|---|---|---|
| CONSOLIDATED PROFIT AND LOSS ACCOUNT DATA | | | | |
| Interest margin | 166,5 | 150,7 | 612,2 | 10,5% |
| Net commissions and other operating income | 96,1 | 79,0 | 347,3 | 21,6% |
| Administrative expenses | 176,7 | 157,5 | 614,7 | 12,2% |
| Net provisions for and value adjustments to loans and non-current financial assets | 25,6 | 18,7 | 106,8 | 36,9% |
| Profit from ordinary activities | 52,5 | 43,0 | 200,5 | 22,1% |
| Consolidated Group net profit | 24,2 | 18,8 | 95,5 | 28,7% |
| CONSOLIDATED BALANCE SHEET DATA | | | | |
| Total assets (excluding own shares) | 20.528,2 | 17.300,4 | 18.570,7 | 10,5% |
| Customer loans (excluding doubtful loans | 14.024,4 | 12.167,7 | 12.952,2 | 8,3% |
| Securities | 2.329,5 | 1.824,5 | 1.856,6 | 25,5% |
| Participating interests | 413,0 | 386,5 | 423,0 | -2,4% |
| Customer deposits, debt securities and third-party funds under administration | 13.957,9 | 11.732,1 | 12.260,3 | 13,8% |
| Subordinated debt | 997,2 | 769,2 | 1.034,2 | -3,6% |
| Consolidated shareholders' equity (excluding own shares and including net profit for the year) | 941,0 | 905,7 | 1.024,2 | -8,1% |
| CUSTOMERS' FINANCIAL ASSETS | | | | |
| Total financial assets | 32.840,0 | 26.308,6 | 26.296,4 | 24,9% |
| Direct borrowing | 14.952,8 | 12.501,3 | 12.340,2 | 21,2% |
| Indirect borrowing | 17.887,2 | 13.807,3 | 13.956,2 | 28,2% |
| - Administered savings | 8.041,2 | 5.586,1 | 5.758,0 | 39,7% |
| - Managed savings | 9.846,0 | 8.221,2 | 8.198,2 | 20,1% |
| - Asset management (assets managed with any destination – "GPM"; assets managed placed in open-end investment companies – "GPS"; assets managed placed only with funds run by related or associated banks - "GPF") | 2.612,4 | 1.901,9 | 1.948,4 | 34,1% |
| - Funds | 4.813,7 | 4.503,1 | 4.471,1 | 7,7% |
| - Insurance | 2.419,9 | 1.816,2 | 1.778,7 | 36,0% |
| EARNINGS RATIOS (%) | | | | |
| ROE **1)** | 9,6% | 7,8% | 10,0% | 1,8% |
| Cost / Income ratio **2)** | 66,2% | 69,2% | 65,7% | -3,0% |
| RISK RATIOS ON LOANS (%) | | | | |
| Net doubtful loans / net customer loans | 1,27% | 1,10% | 1,14% | 1352,93% |
| Other net problem loans (excluding doubtful loans) / net customers loans | 1,33% | 1,43% | 1,42% | 52,31% |
| Net non-performing and restructured loans / net customer loans | 2,61% | 2,53% | 2,56% | 1405,25% |
| THE BANK'S SHARE | | | | |
| Number of shares in circulation (millions) | 1.088 | 1.086 | 1.088 | 0,0% |
| Unit share value (in euros) | | | | |
| - average | 1,455 | 1,153 | 1,199 | 21,4% |
| - minimum | 1,404 | 1,094 | 1,051 | 33,6% |
| - maximum | 1,498 | 1,207 | 1,440 | 4,0% |
| Earnings per share, calculated on the average number of shares in circulation (in euros) | 0,022 | 0,017 | 0,088 | 28,5% |
| Dividend per share (in euros) | 0,052 | 0,052 | 0,052 | 0,0% |
| Dividend / average annual price (%) | 3,57% | 4,51% | 4,34% | 0,77% |
| Equity per share in circulation (in euros) | 0,865 | 0,834 | 0,941 | -8,1% |
| OPERATING STRUCTURE | | | | |
| Group employees | 5.788 | 5.300 | 5.209 | 11,1% |
| Relative portion of employees of companies consolidated on the proportional method | 874 | 824 | 876 | -0,2% |
| Financial promoters | 137 | 89 | 131 | 4,6% |
| Bank branches | 500 | 426 | 438 | 14,2% |
| Financial spaces | 18 | 14 | 16 | 12,5% |

Notes:

1) Net profit / Average equity excluding profit for the year

2) Administrative expenses (net of expense recoveries), amortisation and depreciation (excluding amortisation of goodwill on consolidation and equity-valued holdings) and charges for provisions for staff risks and charges relating to the Supplementary Pension Fund / Overall business margin (net of expense recoveries)
(3) The changes have been calculated as against 31 March 2003 for the profit and loss account figures and 31 December 2003 for all other data

## *Group Structure and Consolidation Area*

The structure of the Banca CR Firenze Banking Group - of which Banca CR Firenze SpA is the parent company pursuant to the regulations governing Banking Groups - and its principal holdings are set forth in the following table:

| | Banca CR Firenze SpA direct holding | CR Pistoia e Pescia SpA | CR Civitavecchia SpA | CR Orvieto SpA | CR Mirandola SpA | CR La Spezia SpA (*) | Infogroup SpA | Info2B SpA | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Companies in the Banking Group** | | | | | | | | | |
| CR Mirandola SpA | 94,870% | 5,000% | | | | | | | 99,870% |
| CR Orvieto SpA | 73,570% | | | | | | | | 73,570% |
| CR Pistoia e Pescia SpA | 51,000% | | | | | | | | 51,000% |
| CR Civitavecchia SpA | 51,000% | | | | | | | | 51,000% |
| Centro Riscossione Tributi - CERIT SpA | 100,000% | | | | | | | | 100,000% |
| CR Firenze Gestion Internationale S.A. | 80,000% | | | | | | | | 80,000% |
| Perseo Finance S.r.l. | 60,000% | | | | | | | | 60,000% |
| Infogroup SpA | 94,000% | 4,000% | 1,000% | 1,000% | | | | | 100,000% |
| Data Centro SpA | 82,474% | 15,710% | 1,816% | | | | | | 100,000% |
| Info2B SpA | 60,000% | | | | | | 40,000% | | 100,000% |
| Informatica Casse Toscane SpA in liquidazione | 49,700% | 11,000% | | | | | | | 60,700% |
| Mirafin SpA | | | | | 100,000% | | | | 100,000% |
| Tebe Tours S.r.l. | | | | | 90,000% | | | | 90,000% |
| CR La Spezia SpA (tramite Carinord 2 SpA) * | 68,093% | | | | | | | | 68,093% |
| S.R.T. SpA* | | | | | | 100,000% | | | 100,00% |
| (*) awaiting to be formally included in the Group | | | | | | | | | |
| **Other subsidiaries** | | | | | | | | | |
| Centro di Telemarketing S.r.l. | 100,000% | | | | | | | | 100,000% |
| Il Nocciolo S.r.l. | 100,000% | | | | | | | | 100,000% |
| Citylife SpA | 98,496% | | | | | | | | 98,496% |
| Centrovita Assicurazioni SpA | 43,000% | 8,000% | | | | | | | 51,000% |
| **Banking and finance companies held at least 20%** | | | | | | | | | |
| Carinord 2 SpA | 58,952% | | | | | | | | 58,952% |
| Findomestic Banca SpA (*) | 47,170% | 2,830% | | | | | | | 50,000% |
| CFT Finanziaria SpA | 46,978% | | | | | | | | 46,978% |
| Centro Factoring SpA | 40,863% | 5,729% | | 0,033% | 0,004% | 0,163% | | | 46,792% |
| Centro Leasing SpA | 25,847% | 7,084% | 0,561% | 1,182% | 0,006% | 0,790% | | | 35,470% |
| Sviluppo Industriale SpA | | 29,964% | | | | | | | 29,964% |
| **Other companies held at least 20%** | | | | | | | | | |
| Beta S.r.l. | 47,000% | | | | | | | | 47,000% |
| Arval Service Lease Italia SpA (**) | 22,500% | | | | | | | | 22,500% |
| Ce.Spe.Vi. S.r.l. | | 20,000% | | | | | | | 20,000% |
| ET Group SpA | | | | | | | | 42,724% | 42,724% |

(*) Compa[illegible] consolidated on the proportional method at 50%

(**) Taking [illegible] account the interest held by Findomestica Banca SpA, which is consolidated on the proportional method, in Arval Service Lease Italia SpA, the Banca CR Firenze Group's interest totals 30.[illegible]

# Reclassified consolidated profit and loss account

(millions of euro)

| | 31 march 2004 | 31 march 2003 | 31 march 2003 pro-forma (*) | Change % 31 march 2004 / 31 march 2003 | Change % 31 march 2004 / 31 march 2003 pro-forma |
|---|---|---|---|---|---|
| Interest margin | 166,5 | 150,7 | 162,3 | 10,5% | 2,6% |
| Net commissions and other operating income – net | 96,1 | 79,0 | 86,5 | 21,6% | 11,1% |
| Gains on financial transactions | 13,2 | 6,1 | 7,0 | 116,4% | 88,6% |
| Profits of equity-recorded companies | 4,1 | 3,3 | 3,3 | 24,2% | 24,2% |
| Overall business margin | 279,9 | 239,1 | 259,1 | 17,1% | 8,0% |
| Administrative expenses | -176,7 | -157,5 | -172,2 | 12,2% | 2,6% |
| - staff costs | -105,4 | -97,2 | -106,3 | 8,4% | -0,8% |
| - other administrative expenses | -71,3 | -60,3 | -65,9 | 18,2% | 8,2% |
| Depreciation of property and equipment and amortisation of intangible assets | -15,2 | -14,2 | -14,8 | 7,0% | 2,7% |
| Operating profit | 88,0 | 67,4 | 72,1 | 30,6% | 22,1% |
| Amortisation of goodwill on consolidated and equity-valued companies | -9,9 | -5,7 | -9,8 | 73,7% | 1,0% |
| Provisions for risks and charges and net value adjustments to loans and non-current financial assets | -25,6 | -18,7 | -19,5 | 36,9% | 31,3% |
| Profit from ordinary activities | 52,5 | 43,0 | 42,8 | 22,1% | 22,7% |
| Gains (losses) on exceptional items – net | 0,9 | 1,8 | 1,5 | -50,0% | -40,0% |
| Gross profit | 53,4 | 44,8 | 44,3 | 19,2% | 20,5% |
| Income taxes for the year | -25,1 | -22,9 | -24,8 | 9,6% | 1,2% |
| Net profit pertaining to minority interests | -4,1 | -3,1 | -3,7 | 32,3% | 10,8% |
| Group net profit | 24,2 | 18,8 | 15,8 | 28,7% | 53,2% |

(*) The profit and loss account figures for 31 March 2004 have been determined by preparing a pro forma consolidated profit and loss account, notionally backdating to 1 January 2003 the effects of the changes in the consolidation area which occurred in the period from 1 April 2003 to 31 March 2004 following the increased interest acquired in di Risparmio di Mirandola SpA and the purchase of a 68.09% stake in Cassa di Risparmio della Spezia SpA.

# *Reclassified consolidated balance sheet*

(millions of euro)

| ASSETS (*) | 31 march 2004 | 31 december 2003 | Change % 31 march 2004 / 31 december 2003 |
|---|---|---|---|
| Cash on hand and with central banks and post offices | 106,5 | 123,6 | -13,8% |
| Loans and advances | 15.748,6 | 14.247,9 | 10,5% |
| - to banks | 1.543,4 | 1.146,5 | 34,6% |
| - to customers | 14.205,2 | 13.101,4 | 8,4% |
| Trading-account securities | 2.238,9 | 1.760,5 | 27,2% |
| Non-current assets | 868,1 | 866,6 | 0,2% |
| - non-current securities | 90,6 | 96,1 | -5,7% |
| - participating interests | 413,0 | 423,0 | -2,4% |
| - intangible assets | 50,1 | 56,0 | -10,5% |
| - property and equipment | 314,4 | 291,6 | 7,8% |
| Goodwill arising on consolidation and equity-recorded companies | 289,3 | 164,4 | 76,0% |
| Other assets | 1.276,8 | 1.407,7 | -9,3% |
| Total assets | 20.528,2 | 18.570,7 | 10,5% |

| LIABILITIES AND EQUITY | 31 march 2004 | 31 december 2003 | Change % 31 march 2004 / 31 december 2003 |
|---|---|---|---|
| Debt | 16.473,2 | 14.578,3 | 13,0% |
| - amounts owing to banks | 2.517,6 | 2.318,0 | 8,6% |
| - customer deposits | 9.247,5 | 8.214,9 | 12,6% |
| - debt securities | 4.708,1 | 4.045,4 | 16,4% |
| Provisions | 602,6 | 546,1 | 10,3% |
| - tax provision | 170,1 | 153,0 | 11,2% |
| - provision for miscellaneous risks and charges | 406,9 | 366,8 | 10,9% |
| - provisions for loan losses | 25,6 | 26,2 | -2,3% |
| Other liabilities | 1.320,7 | 1.237,3 | 6,7% |
| Subordinated debt | 997,2 | 1.034,2 | -3,6% |
| Minority interests | 193,5 | 150,6 | 28,5% |
| Shareholders' equity (**) | 941,0 | 1.024,2 | [illegible] |
| Total liabilities and equity | 20.528,2 | 18.570,7 | 10,5% |

(*)Own shares and the reserve for own shares, which are of the same amount, have been excluded from assets and liabilities respectively.
(**)Shareholders' equity includes the net profit for the year, the reserve for general banking risks and the revaluation reserves.

# *Economic background and the banking sector*

Recovery in world economic activity in the first months of 2004 proceeded at different rhythms. The indications for the United States, although contradictory to a certain extent, confirm a tendency of relatively sustained growth, and likewise Japan and the emerging countries, particularly in the Asian region, continue to transmit signals that production activities are lively and well set up. The EMU area, on the other hand, is remaining in a state of relative weakness and the signals of recovery which were beginning to appear as from the second half of 2003 seem to be dwindling, although not as much as perceived by households and businesses.
With regard to the Italian economy, the most recent economic data confirm the difficulty which Italy is having, more so than other EMU countries, in getting back into the hoped-for recovery stage. The positive signals which emerged in the third quarter of 2003 in fact have not been confirmed in the ensuing period and the phase of substantial stagnation which has been around since 2001 is persisting, as a result of the bad trend in exports and weak internal demand. The forecast for GDP growth for 2004 is pointing to 1%.
The earliest information coming out on industrial production in the EMU area has not been positive: in January production in fact decreased, on a monthly basis, by 0.4% (+0.1% in the preceding month), while on an annual basis there was a positive change 0.6%. The February figure for Italy confirmed the difficulties being experienced in industrial activity with a production index unchanged from the preceding month (-0.3%). As for the demand indicators, in February 2004 there was growth in retail sales of 1.7% (+1% on an annual basis).
With regard to monetary policy, the European Central Bank (during the meeting of its managing council held on 1 April 2004) left unchanged at 2% the minimum offering rate on principal refinancing operations, and also left unchanged the interest rates on marginal refinancing operations and overnight deposits, at 3% and 1% respectively.
As for the financial markets, in the first quarter of 2004 the US and European equities markets registered a slightly negative return. The rise in the first two months of the year was in fact cancelled by bad performance in the last few weeks. This correction however did not interest Japan and the emerging markets - these latter having been borne up in particular by good performance in the Asia area - which thus consolidated the rises taking place over the preceding months. The bond markets in the first quarter showed a constantly rising trend in all the principal markets except Japan, where the index remained almost unchanged as compared with the end of 2003. In the United States and the EMU area prices have risen by over 3% up to now. The bond market started to jump when there was a correction in the equities market, reflecting greater uncertainties about economic growth and, consequently, stronger expectations for continuing expansive monetary conditions.

As for the credit market, loans in the Italian banking system in March 2004 amounted to Euro 1,029 billion, registering a net flow of new loans of about Euro 44.5 billion as compared with March 2003. Loans performance appears to have been sustained exclusively by the long-maturity component as opposed to the short-term one. In March 2004, in fact, the tendential changes in these components of bank lending were +14% for the medium/long term segments (+11.21% in March 2003) and -5.4% for the short-term segment (+0.90% in March 2003).

Bank borrowing at March 2004 amounted to Euro 945.5 billion showing a positive tendential change of 6.80%, against 7.41% for February 2004 and 6.53% for March 2003. During the past year overall borrowings rose by about Euro 60 billion. Looking at the performance of the various components of borrowing, in March 2004 the trend in customer deposits settled down, with a tendential growth rate of 6.49% (6.68% for February 2004 and 5.51% for March 2003), and there was a slight deceleration in the trend for bond borrowings, which expanded over the twelve months by 7.33% (8.64% for February 2004, and 8.32% for March 2003).

As for bank rates, in the first quarter of 2004 there was a general stabilisation for the various forms of deposits and lending at the lows levels reached in the last part of 2003. For February 2004 (the latest data available) the rate on current account deposits stood at 0.68% (1.02% for February 2003), while the rates applied to householder deposits with a duration of up to and over 2 years stood at 1.58% (2.34% for February 2003) and 3.65% (4.05% for February 2003) respectively. As for lending rates, in March 2004 the weighted average interest rate on total loans to households and non-finance companies was 4.84% (5.62% for March 2003) and the rate on overdraft current accounts with households and non-finance companies, still for March 2004, stood at 6.25% (6.90% for March 2003).

With regard to indirect bank borrowing the latest data show that the total of securities in custody (including those under management), amounting to Euro 1,585 billion in January (the latest data available), has risen 1.5% over the same period in the preceding year.

With particular reference to administered savings it can be seen that at the end of January 2004 (the latest data available) there was an increase in CCTs (+2.4%) and bonds (+7.6% for bank bonds and +6.6% for bonds issued by others), which was met by a contraction in the areas of equities (-18.3%), certificates of deposit (-24.8%) and common funds (-5.7%).

As for bank asset managements, at the end of January 2004 (the latest data available) this area showed a slight recovery, as a reflection of the better tone existing in the national and international financial markets. In January 2004 asset management positions amounted to about Euro 164.5 billion. These positions, still for January, represented 10.4% of indirect borrowing (the same percentage as for twelve months earlier).

In March 2004 the net assets of common funds of Italian operators rose slightly, coming to Euro 516.7 billion as against Euro 514.5 billion for February 2004. In particular, the increase for March 2004 is the result of a rise of Euro 2,596 million for assets in bond funds and of Euro 868 million in flexible funds, which was met by contractions of Euro 710 million for equity funds, Euro 10[illegible] for balanced funds and Euro 445 million for liquidity funds.

# *Lines of action and initiatives taken in the quarter*

## *Products, services and sales activities*

### THE FAMILY MARKET

- **Customer promotional activities and advisory services**

In the first quarter of 2004 the S.MA.R.T. application was extended to all Banca CR Firenze branches. This is an instrument used in Customer Relationship Management supporting the new retail customer service model. For the Family segment there are functions which continuously handle significant events in the life of and relations with customers, providing additional opportunities for offering products and services which respond to customer needs and expectations and for getting the Family Account Managers and Customer Account Managers involved in developing relations.

In order to acquire new customers, specific action has been launched supported by a new promotional offer of current accounts. On a monthly basis the names of all those who are showing signs of weariness are reported to the branches so as to get to understand the reasons behind the situation and intervene with contacts and well-directed offers. The aim here is to improve our customer retention level.

Family customers have been contacted to promote savings products which respond to their risk profiles, with particular reference to Banca Cr Firenze bonds, Giotto Lux Funds and Protected Capital Bankinsurance products.

In January the VIOLA Card was launched, which is a new version of a prepaid card created with Visa International and ACF Fiorentina SpA. This event was promoted through advertising inserts made with the major communications systems (press, radio and local TV programmes) and advertising activities for the branches. The new product represents the first important sales initiative made by Banca CR Firenze with a sports partner and has contributed to boost our image and project it towards the city's institutions and, in prospect, will also serve as an instrument for approaching and making agreements with the more important organisations in our territory in the fields of culture, sports and shows. The new card has contributed to keeping at a high level the subscription trend in prepaid cards. After only 2 months of launching, 2,480 cards have been issued. Considering that 20% of customer subscribers for prepaid cards are not current account holders with ourselves, the product can be used also as a support for capturing new customers.

- **Products**
  - **Current accounts**

The new package products in the Giotto line are confirming their positive trend again for the first quarter of 2004. In particular, significant results are being shown in accounts dedicated to the young and to the Family line which, in total, only for Banca CR Firenze, have registered an increase of 4,276 accounts.

The stock of current account packages at 31 March 2004, at Group level, has reached 200,583 units with an increase over 31 December 2003 of 10,727 current accounts. The overall stock is

composed as follows: 156,970 for Banca CR Firenze; 25,067 for CR Pistoia; 11,889 for CR Civitavecchia and 6,657 for CR Orvieto.

- **Payment cards**

There was good performance in the quarter in CartaSi sales. The stock at Group level amounts to 151,175 cards, broken down as follows: Banca CR Firenze: 115,088; CR Pistoia: 22,147; CR Civitavecchia: 4,989; CR Orvieto: 3,456; CR Mirandola: 5,495. The Bancomat Pagobancomat-VisaElectron cards at Group level (excluding CR Mirandola) came to 360,373, as follows: Banca CR Firenze: 284,626; CR Pistoia: 49,086; CR Civitavecchia: 16,429; CR Orvieto: 10,232.

Issues of VisaElectron prepaid cards are still going well. Banca CR Firenze's stock came to 14,630 cards, up 2,509 on 31 December 2003.

- **Loans**

As at 29 February 2004 the Banca CR Firenze Group authorised the issue of house loans totalling Euro 106.3 million, of which Euro 84.8 million were from Banca CR Firenze, Euro 9.2 million from CR Pistoia, Euro 2.5 million from CR Orvieto, Euro 3.0 million from CR Civitavecchia and Euro 6.8 million from CR Mirandola.

On 2 February a new procedure was introduced for the path to be followed by information-gatherers for house mortgage loans. In respect of residential buildings offered as security for operations of over Euro 130,000 and/or with non-residential purposes requested by persons not connected to small private firms or Srl-type companies (limited companies of smaller dimensions), the real estate survey is performed by a specialist company.

This procedure, which has been prepared as part of the project for the revision of the paths to be followed by information-gatherers and for the issue of house mortgage loans is intended to standardise the criteria used for the valuation of real estate. It will be extended in the course of 2004 to all house mortgage loans granted by the Group.

- **Synergies with Findomestic**

  - **House mortgage loans**

Thanks also to the newly set-up relations with Findomestic branches in the last quarter of 2003 (Palermo 2, Milan 2, Reggio Calabria and Rome), in the period from 1 January to 31 March 2004 a growing number of operations were channelled for a total of about Euro 6.7 million, besides a further Euro 20 million for "issuable" loans which are awaiting the necessary documentation for their disbursement.

  - **Personal loans**

In the first quarter the Banca CR Firenze Group issued "Large Purchase Loans" for about Euro 7 million, comprising: Euro 4.7 million by Banca CR Firenze; Euro 0.9 million by CR Pistoia; Euro 0.7 million by CR Civitavecchia; Euro 0.4 million by CR Orvieto and Euro 0.3 million by CR Mirandola.

## PERSONAL CUSTOMERS

- **Customer promotional activities and advisory services**

During the first quarter of 2004, the most important aim in the Personal Customers segment was to consolidate relations with customers. After analysing the portfolios of the individual

customers using the Personal Financial Planning (Pianoforte) procedure the risk profile for each customer was identified and an evaluation made of the appropriateness of their instructions on how their assets should be administered. Sales activities were focused, as already said, on revitalising relations with customers who were showing signs of sluggishness, structuring measures to acquire new relationships, and increasing volumes on shared clientele. In the area of bankinsurance products with a financial content, preference was given to those forms providing guarantee and protection which, as was also the case with the Bank's bond issues, were aimed at safeguarding capital invested so as to respond exactly to the customers' deep-set need of feeling at ease.

- **BONDS**

In the first quarter of 2004 the Group made 21 bond loan issues for a total placement value of Euro 167,646,000 (Banca CR Firenze: 3 issues for Euro 55 million, including Euro 23 million in subordinated Lower Tier II bonds; CR Pistoia: 6 issues for Euro 70 million; CR Mirandola: 9 issues for Euro 29 million; CR Civitavecchia: 1 issue for Euro 6 million; and CR Orvieto: 2 issues for Euro 7,646 million).

The bonds - with diversified characteristics (subordinated floating rate, prefixed step-up rate, structured to a basket of GiottoLux Fund sectors) - were very well received by our customers and were entirely placed before the latest date set for this.

- **Bankinsurance**

During the first quarter of 2004, gross premiums collected in this sector amounted to Euro 118.14 million at Group level (Banca CR Firenze: Euro 87 million, against Euro 70 million in the same period in 2003, or +24%; CR Pistoia: Euro 23.48 million; CR Orvieto: Euro 0.96 million; CR Civitavecchia: Euro 5.6 million; CR Mirandola: Euro 1.1 million), of which about Euro 21.7 million came from contracts with recurring premiums and additional payments.

Considering the persistent demand for highly-protected products, the Banca CR Firenze Group launched during the early months of the year the new "Capitale Certo" policy with a minimum guaranteed rate and a single premium, which attracted 83% of new subscriptions.

- **Funds and Asset Management**

In connection with the offer of Funds, we continued on rationalising the Giotto Lux Fund range making a revision of management commissions in the no-load sectors Giotto Euro Cash and Giotto TV. In March, we also set up a new sector for protected capital, termed "Giotto Lux Regina", intended for institutional investors, into which will flow the premiums collected by the Banca CR Firenze Group on the Centrovita Assicurazioni unit "6Protetto ".

At 31 March 2004, capital managed by Banca CR Firenze Gestion Internationale SA amounted to Euro 4,392 million (+80% on 31 March 2003). Activities in the first quarter of 2004 focused mainly on updating the terms of the GPI contracts (for managed assets placed only in securities) so as to be constantly in line with legal prescriptions.

Still at 31 March 2004, capital under individual portfolio management arrangements, valued at market price, amounted to Euro 2,291 million, which included Euro 1,653.5 with Banca CR

Firenze (including management arrangements distributed by CR Orvieto and CR Civitavecchia whose total was up 18% on 31 March 2003), Euro 471.5 million delegated by CR Pistoia and Euro 166 million delegated to BNP Paribas, besides the CR Mirandola portfolio managements amounting to Euro 138.5 million.

- **Pension Funds**

During the first quarter of 2004, placements of the CRF Previdenza Open-end Pension Fund improved over the same period of 2003 (with 503 new members in the first quarter of 2004). At 31 March 2004 members at Group level numbered 6,584.

## BUSINESS CUSTOMERS

- **Customer promotional activities and advisory services**

The New Business Customer Service Model was made available to the Sales Network, which allows Account Managers to use a diversified approach based on a four-band sub-segmentation system, based according to potentiality and earnings. The main support for the Model comes from the "selling scores" system created with the CRIF firm during 2003.

- **Products**

  - **Current Accounts**

We are continuing to sell current account packages in the "Ioimpresa" line which from the beginning of 2004 have also been inserted into the Agreements with the Consortia for the Guarantee of Credit Issued (Consorzio TC, Leghorn and Ascomfidi, Grosseto).

  - **Ordinary and Special Credit Products**

An examination is being made of the results of tests made with Toscanacomfidi and COFIDI Firenze on the new relations model with the Consortia for the Guarantee of Credit Issued to check the validity of the new approach and see whether it might be extended. A "Credito rapido - Quick credit" scheme was launched with CTC Leghorn which allows us to notify businesses asking for loans (of up to Euro 30,000) through the Consortium of the outcome of their requests within the same day the application was made. This scheme was created with the direct collaboration of the Confcommercio Regionale *(Regional General Federation of Commerce and Tourism)* which, after a substantial trial period, seems to be inclined to extend the model to all commercial associations in Tuscany.

## FINANCIAL PROMOTERS NETWORK

During the first quarter of 2004 work continued on the development of the Financial Promoters Network.

There are at present 18 operative Financial Shops, located as follows: 4 in Rome, 2 in Bologna, and 1 each in Modena, Ravenna, Ferrara, Forlì, Parma, Rimini, Pesaro, Ancona, Fabriano, Porto Sant'Elpidio, Pescara and Bracciano. In addition to these, there are the Offices of Civitavecchia, Ladispoli and San Giovanni in Persiceto. One will be opened shortly at Giulianova.

At 31 March 2004 the Network comprises 137 Financial Promoters (+6 on 31 December 2003).
Al 31 March 2004 the volumes collected amounted to Euro 127.1 million, with an net increase over 31 December 2003 of Euro 20 million.
The total number of new customers acquired at 31 March 2004 totals 3,780.

**MULTICHANNEL SERVICES**

The data for Multichannel Services confirm the trend obtaining at the end of 2003, which was marked by the development of integrated multichannel systems, the tendential reduction in operating costs (*movement away from low-return banking operations to new channels*) and the increase in service revenues to which a particular contribution was made by the top-up function for cellular phones which was put into operation in June 2003 at Banca CR Firenze ATMs.

➢ **Call Centre, Telephone Channel**

The *LiberaMente Telefono* service at 31 March 2004 had 83,178 registered customers, up 1,244 (+2%) over December 2003, distributed as follows: Banca CR Firenze 76,202 (+1,059); CR Pistoia 5,818 (+141); CR Orvieto 557 (+1); and CR Civitavecchia 601 (+43). During the first quarter of 2004, 49,070 operations were made (+5% over the quarterly average for 2003). Collection and payment operations remained stable, whereas financial operations (724 at the end of March 2004) rose 4% over the quarterly average.

➢ **Liberamente.net**

At 31 March 2004 there were 81,501 registered customers (+2% on December 2003) comprising: Banca CR Firenze 62,429 (+1,267); CR Pistoia 13,217 (+205); CR Orvieto 2,221 (+102); and CR Civitavecchia 3,634 (+166).

The number of customers registered with the *Trading On Line* service at the end of March 2004 was 24,925 (+1%), distributed within the Group as follows: Banca CR Firenze 21,786; CR Pistoia 2,547; CR Orvieto 140; and CR Civitavecchia 452.

➢ **LiberaMente GSM**

This service at 31 March 2004 numbered 49,038 registered customers, up on 31 December 2003 by 623 for Banca CR Firenze, 158 for CR Pistoia, 51 for CR Orvieto and 117 for CR Civitavecchia.

Up to 31 March 2004 there were 24,386 interrogations on current accounts made through GSMs and 10,093 interrogations on the Stock Exchange (+10% on the quarterly average for 2003).

➢ **E-Commerce**

The *BankpassWeb* service was introduced in January 2004, which is an ABI payment-on-line service.

In the first three months of the year 6,877 transactions were made on the Internet through *Shopin.net* (+10% on the quarterly average for 2003), for Euro 718,000.

At 31 March 2004 businesses active on the system numbered 318.

➢ **Io-impresa.it**

We continued developing the *Ioimpresa* virtual channel which at the end of March 2004 had 5,582 registered business customers (+430 on 31 December 2003), distributed as follows:

4,365 for Banca CR Firenze (+78%), 539 for CR Pistoia e Pescia (10%), 284 for CR Orvieto (+5%), and 394 for CR Civitavecchia (+7%).

➢ **Home Banking B@B and BtoB**

For the Businesses Segment we are continuing on the registration of customers in the *Home Banking BtoB* and *B@B* services which reached, at Group level, a total of about 11,584 registrations in the first quarter (+1% on the 2003 total). Instructions given numbered 1,340,800 with Interbank Corporate Banking services (+30% on the quarterly average for 2003).

➢ **POS**

Banca CR Firenze al 31 March 2004 had 10,057 points of sale in operation, with over 1,764,000 operations having been made since the start of the year for about Euro 141 million of business.

➢ **ATMs**

Almost 2 million withdrawals were made during the first quarter of 2004 using Banca CR Firenze ATMs. As from June 2003 over 300 ATMs were enabled for topping up cellular phones and, during the first quarter of 2004, 112,624 operations were made worth Euro 4,486,615 with about Euro 84,000 of handling commissions. Of these operations, 70% were made by Banca CR Firenze customers.

## *Credit activities*

As part of its planning activities, the Credit Department has been involved in the following interfunctional projects, besides being responsible for the "re-engineering of the credit process" project:

- the "Project for implementing IAS - international accounting standards", as the area responsible for the "Securitisation and Leasing Loans" Working Group. The first phase was concluded in the first quarter and the second has begun;
- responsibility for the Credit Area project "Clear Agreements: average response time for loans to Small and Medium-sized Businesses". This took off in March 2004.

Following the approval of the "Regulations for Managing the Credit Risk vis-à-vis Bank Counterparties", the relative internal operations and monitoring proceeded.

At the end of the quarter completion was reached, with the definition of a "Credit Tableau" for every single bank and an aggregate one at Group level, on the system for identifying specific events and monitoring aggregates for the main areas of activities and phases of the process, except in the case of CR Mirandola with which action is in course to define how Group integration can take place in its case.

In the mortgage loans sector, the first quarter of 2004 finished with positive results for *Casa OK* loans both as to loans number (+36.2%) and amount (+59.5%) over the corresponding period for the preceding year, thus consolidating and boosting the recovery stage which had started at the end of 2003.

The amount of non-performing loans, after showing an increase in the first two months of the year, has started dropping again. Compared with 31 December 2003 there is still however a slight

increase (+2.01%). Also charges for bad loans show a +2.91% increase, with a percentage coverage of 17.43%.

Throughout the quarter work continued on activities to limit the superimposition of loans to parties who are concurrently customers of various banks in the Group, with the aim of creating greater protection against risk through credit management being exercised on a unified basis.

### *Financial activities*

The portfolio of owned securities was affected during the year by a partial recomposition of the Government bonds portfolio, with the disposal of CCT positions on the reversal of repurchase arrangements with customers and an increase in BOT positions.

At the same time, the portion of the portfolio invested in corporate bonds was slightly increased, going exclusively towards bank issues. The handling of the bonds portfolio remains oriented towards instruments characterised by frequent price rises, limited duration and high liquidity and credit merit.

Buying and selling own shares continued, pursuant to the mandate given by the shareholders and observing the limits set by law. At 31 March 2004 there were 53,130 own shares in portfolio.

There was further development in operations in derivatives contracts, which are mainly aimed at covering financial and intermediation risks, particularly as regards operations in instruments to hedge the rate risk of customers.

The parent company's treasury operated to keep an eye on liquidity and the Obligatory Reserve, also on behalf of the Group banks which are integrated into the finance process.

### *Risk management*

Despite the bad performance in the economy at national level and also in the territory covered by us, the ratio of risk positions (doubtful and non-performing loans) to total loans to ordinary customers remains the same as for March 2003. The incidence of loans covered by secured or unsecured guarantees has increased compared with the same period of the preceding year.

In the first quarter of 2004 the market risk average exposure for Banca CR Firenze - measured using the Value at Risk technique at 10 days and a confidence interval of 99% - comes out at about Euro 2 million, with a maximum value of Euro 4.3 million, which depends to an equal extent on the equities and the bonds components. With regard to the rate risk, the change in the interest margin expected at 12 months for parallel shifts of 100 basis points stands on the average at around Euro 21.6 million, with a favourable position in the event of a rise in market rates.

The trend in the data at Group level is substantially the same as what has been described in relation to Banca CR Firenze's credit risk.

## *Research and development, and Organisation*

In the first quarter of 2004 completion was reached on many projects which had been launched in 2003, in the following sectors:

- *Restructuring of the treasuries*

In order to maximise selling efficiency and establish a more attentive attitude to the peculiarities of Entities customers, the new Entities Centre was set up. Both public and non-public entities have been taken under the wing of the Entities Centre. The same functions as in the Business Customers Centre have been replicated in the Entities Centre. The Centre is the principal interlocutor with its Entities customers for the handling of the sales relationship and accordingly the retail branches and the Branch for Entities and the Treasury will carry out only first-contact activities (acquiring documentation and checking it for completeness and subsequently forwarding it to the Service and redelivering it to the Entity) and execute cash payments and collections and similar operations. The project has seen the issue of the new informatic procedure for Entity Treasuries.

- *Risks Committee*

In relation to the changes in measuring techniques and the new directions being taken in the regulations, the former *Risk Management Policy Committee* has been renamed as the *Risks Committee*. The new Committee has been reviewed as to structure and processes in order to ensure a unified and coherent governance in the interest of the stability of the entire Group. After approval by the parent company's Board of Directors, the relative Group Directions were issued.

- *Consents to the use of personal information*

In order to control the issue and filing of consents to the use of personal information, a new procedure has been formalised for the transmission of the documentary consent forms (completed by the customers) from branches/centres to the Archives Service.

- *Corporate restructuring*

With the aim of increasing control over corporate holdings, creating a structure focused on Group governance and guaranteeing consistency at Group level on legal issues, also with an eye to future integrations of activities, we have reviewed the General Secretariat for Coordination. In March the retail banking administration department was restructured.

- *Expense Regulations*

To arrive at the approval of a single set of expense regulations at Group level, a review of the Regulations already approved by Banca CR Firenze has been made, bringing in the necessary amendments to adjust for differences in operating which were identified for each Group bank during the analysis phase. The resultant document was then submitted for approval to the Board of Directors of each subsidiary bank.

- *Farming sector*

To improve the Bank's position in the farming sector, which is a product sector of great importance in our territory of operations, we have set up a responsibility area within the Businesses Service of the Administration for Business and Private Customers whose mission is to ensure, on the basis of the requirements expressed by the competent sales functions, the development and management of products linked to the farming sector, with particular attention being paid to timeliness, returns and the satisfaction of customer needs.

- *Finance and foreign areas*

The Banca CR Firenze Group has adhered to the new Express II system for the settlement of securities introduced by the Bank of Italy and Montetitoli. This made it necessary to adjust informatics instruments and operating methods. In addition, Banca CR Firenze has become the sole settler and depositor for the Group for securities under central management. At Group level completion has been reached on centralising the "Baskets" Administration and the Collection of Third-Party Orders Service, while outsourcing the handling of capital gains.

- *Customer Relationship Management CRM – Operational marketing*

Completion was reached on the roll-out of the operational marketing system on to the Banca CR Firenze retail branches. The major extensions have been completed and the project has entered the post-launch phase. The functions available at the branches and/or retail head office department relate to the handling of the relationship with the retail customer – supported by a customer schedule containing all the products held and the history of contacts – the management of advised products, the centralised handling of campaigns and the consequent handling of operations on the part of the portfolio account managers. The system supplies daily reporting on all sales, whether declared by the account manager or effectively concluded and identified by the central system. Other parts of the project relate to the completion and issue of the Marketing Database and the Customer Insight functions, comprising sub-segmentation/next product information, events, scores on propensity to buy, and structured analyses.

- *Operational continuity and Information Communication Technology (ICT) Regulation*

Completion was reached on the preparatory phase of the *Operational Continuity and ICT Regulation* programme with the formalisation of objectives, responsibilities and structure of the projects which will form part of it. The programme is directed to formalising a strategic plan for Group ICT, discharging the commitments on Operational Continuity assumed with the Bank of Italy, defining the measures necessary to maintain high levels of efficiency and security in the Information System or action required stemming from the change in ICT regulations (represented for the moment by the Consolidated Text on Privacy and the new regulations on Operational Continuity). In this field, the most significant result obtained in the quarter was the signing of the new five-year agreement with IBM for the supply of Central System Facility Management services, to which reference has already been made in the 2003 Annual Report.

- *IAS (International Accounting Standards)*

The first phase of the project was concluded with the issue of a "Quick Scan" Document containing an estimate of the impact on companies' book equities coming from the first application of IAS, the quantification of the impact on consolidated book equity, and the Master Plan for the second phase containing the time schedule, costs and areas for action. In March the realisation phase of the project was put into operation and activities to define the detailed plan are at present in course.

- *Statistical forecasting system*

Completion was reached on the technological porting project from the mainframe system on to the departmental system of the Statistical Forecasting System, which is a platform used to generate

the Service Level Agreement Manual published on the Intranet and to record applications accounting.

- *Collections and payments*

The security level has been improved in the remittances process through the institution of a new automatic process for the authorisation of remittances exceeding Euro 25,000. The informatics process and procedures have been redefined to handle the new "Viola Card" product and, with a view to optimising control, the process has been redefined for handling operations connected with "presumed frauds" effected through "Visaelectron" cards.

Monitoring procedures have been defined for operations made with Banca CR Firenze payment cards, with the setting-up of a security process. An instrument has been put into operation for making "secure" payments via the Internet Bankpass Web system (a product contemplated within the ABI "E-committee" project). The process for cheque handling has been adjusted to arrive at compliance with the terms set out for adhering to the ABI "Patti Chiari – Clear Agreements" project.

- *Suppliers Service*

As part of the e-procurement project, completion was reached on the launching phase of the platform on to all categories of goods for Banca CR Firenze, CR Civitavecchia and CR Mirandola, while the sub-project is in course at CR Orvieto. Within the project a specifically addressed training programme has been concluded.

- *Roller Cash*

In the first quarter of 2004 roller cash devices integrated into the *SIR* informatics support system were installed at 66 branches, thus arriving at a total of 123 operating agencies.

## Comments on consolidated results

In order to facilitate a meaningful comparison on a similar basis between the financial data at 31 March 2004 and that relating to the first quarter of the preceding year, a pro forma consolidated profit and loss account has been drawn up at 31 March 2003 notionally backdating to 1 January 2003 the effects of the changes in the consolidation area subsequent to 1 April 2003, with particular reference to the further stakes acquired in Cassa di Risparmio di Mirandola SpA and the acquisition of a controlling interest in Cassa di Risparmio della Spezia SpA, which has been included for the first time in the consolidation area of the Banca CR Firenze Group. In addition, it should be noted that pursuant to Consob regulations the consolidated profit and loss account line *Other administrative expenses*, which is not available at the time of preparation of the quarterly financial statements, has been determined by dividing by four the amount budgeted for the entire year 2004, considering that at present significant variances are not expected.

In the first three months of 2004 the Group was engaged in pursuing sales activities which are consistent with set objectives and the quest for more efficient organisational arrangements aimed at improving customer service and cost containment.

Particularly positive results were achieved, especially in terms of higher improved earnings and the creation of value for the shareholders. This positive performance is the effect of the attention which has been paid to arriving at a better and more efficient allocation of invested capital, and to the accurate monitoring of risks.

## *Comments on overall earnings*

| Amounts in millions of euros | 31 March 2004 | 31 March 2003 pro-forma | Change 31 March 2004-2003 pro-forma | |
|---|---|---|---|---|
| | | | Euro million | % |
| Interest margin | 166,5 | 162,3 | 4,2 | 2,6% |
| Overall business margin | 279,9 | 259,1 | 20,8 | 8,0% |
| Operating profit | 88,0 | 72,1 | 15,9 | 22,1% |
| Profit from ordinary activities | 52,5 | 42,8 | 9,7 | 22,7% |
| Gross profit | 53,4 | 44,3 | 9,1 | 20,5% |
| **Net profit** | **24,2** | **15,8** | **8,4** | **53,2%** |

Net consolidated profit at 31 March 2004 amounts to Euro 24.2 million, up 53.2% on the corresponding period for the preceding year using the same consolidation area and 28.7% on the non pro-forma result.

## *The interest margin*

| Amounts in millions of euros | 31 March 2004 | 31 March 2003 pro-forma | Change 31 March 2004-2003 pro-forma | |
|---|---|---|---|---|
| | | | Euro million | % |
| Interest receivable | 242,9 | 240,4 | 2,5 | 1,0% |
| Interest payable | -76,4 | -78,1 | 1,7 | -2,2% |
| **Interest margin** | **166,5** | **162,3** | **4,2** | **2,6%** |

The rise in the interest margin is basically due to increased consumer credit volumes which led to compensating the reduction in the rates fork which had been in place for some time in the retail banking sector.

## *The overall business margin*

| Amounts in millions of euros | 31 March 2004 | 31 March 2003 pro-forma | Change 31 March 2004-2003 pro-forma | |
|---|---|---|---|---|
| | | | Euro million | % |
| **Interest margin** | **166,5** | **162,3** | **4,2** | **2,6%** |
| Revenues from services | 109,3 | 93,5 | 15,8 | 16,9% |
| *Net commissions and other income* | *96,1* | *86,5* | *9,6* | *11,1%* |
| *Gains on financial transactions* | *13,2* | *7,0* | *6,2* | *88,6%* |
| Profits of companies recorded on the equity method | 4,1 | 3,3 | 0,8 | 24,2% |
| **Overall business margin** | **279,9** | **259,1** | **20,8** | **8,0%** |

Compared with the first three months of the preceding year and using the same consolidation area, the overall business margin shows an increase of Euro 20.8 million (+8.0%) following the significant growth in services revenues. In this connection, it should be noted that Group synergies have made it possible to exercise effective sales action which translated itself into a sharp increase in commissions and other revenues from services. The positive performance in the securities markets brought about a steep rise in gains from financial transactions.

## *Operating results*

| *Amounts in millions of euros* | **31 March 2004** | **31 March 2003 pro-forma** | **Change 31 March 2004-2003 pro-forma** | |
|---|---|---|---|---|
| | | | **Euro million** | **%** |
| **Overall business margin** | **279,9** | **259,1** | **20,8** | **8,0%** |
| Administrative expenses | -176,7 | -172,2 | -4,5 | 2,6% |
| *Staff costs* | *-105,4* | *-106,3* | *0,9* | *-0,8%* |
| *Other administrative expenses* | *-71,3* | *-65,9* | *-5,4* | *8,2%* |
| Value adjustments to property and equipment and intangible assets (excluding amortisation of goodwill arising on consolidation and on equity-valued holdings) | -15,2 | -14,8 | -0,4 | 2,7% |
| **Operating profit** | **88,0** | **72,1** | **15,9** | **22,1%** |

Again in the first quarter of 2004 Group companies continued the effort to rationalise technical and organisational aspects which made it possible, even though our activities were constantly expanding, especially as regards the consumer credit section, to limit the increase in administrative expenses to 2.6% over the same period for the preceding year, on the basis of the same consolidation area.

The circumstances described above have led to a significant improvement in operating results (+22.1%).

## *Consolidated net profit*

| *Amounts in millions of euros* | **31 March 2004** | **31 March 2003 pro-forma** | **Change 31 March 2004-2003 pro-forma** | |
|---|---|---|---|---|
| | | | **Euro million** | **%** |
| **Operating profit** | **88,0** | **72,1** | **15,9** | **22,1%** |
| Amortisation of goodwill arising on consolidation and on equity-valued holdings | -9,9 | -9,8 | -0,1 | 1,0% |
| Provision for risks and charges and net value adjustments to loans and non-current financial assets | -25,6 | -19,5 | -6,1 | 31,[illegible]% |
| **Profit from ordinary activities** | **52,5** | **42,8** | **9,7** | **22,7%** |
| Gain (Loss) on exceptional items | 0,9 | 1,5 | -0,6 | -40,0% |
| **Gross profit** | **53,4** | **44,3** | **9,1** | **20,5%** |

| | | | | |
|---|---|---|---|---|
| Income taxes | -25,1 | -24,8 | -0,3 | 1,2% |
| Profit pertaining to minority interests | -4,1 | -3,7 | -0,4 | 10,8% |
| **Consolidated net profit** | **24,2** | **15,8** | **8,4** | **53,2%** |

Profit from ordinary activities shows an increase of Euro 9.7 million (+22.7%) on the first quarter of 2003 using the same consolidation area, despite the rise in amortisation and depreciation and net adjustments of Euro 6.1 million. Consolidated net profit is up 53.2%, which is also connected with the improvement in the tax rate at Group level.

## *Return on equity and Ratios*


Net Profit and ROE
11,0%
10,0%
9,0%
8,0%
7,0%
6,0%
5,0%
25
20
15
10
31/03/2003
31/03/2003 pro-forma
31/03/2004
Net Profit
ROE

The Group's return on earnings, calculated as the net profit for the first three months of 2004 over weighted average shareholders' equity in the period from 31 December 2003 to 31 March 2004 excluding accruing net profit, is 14.8% before taking account of amortisation on goodwill arising on consolidation, or 9.6% after deduction of such amortisation. The corresponding data relating to the pro forma 31 March 2003 situation is 10.6% and 6.6% respectively.

With regard to the trend in certain economic ratios of the Banca CR Firenze Group compared with 31 March 2003, the following reductions should be noted:

- in the cost/income ratio, comparing administrative expenses and value adjustments on non-current fixed and intangible assets against the overall business margin and excluding expense recoveries, which passes from 69.2% to 66.2%;
- *in the incidence of administrative expenses and staff costs on total assets, which pass from* 0.91% to 0.87% and from 0.56% to 0.52% respectively.

## *The Group's position*

In connection with the changes which have occurred in the consolidation area subsequent to 31 March 2003, which have been described earlier, the aggregates for the Banca CR Firenze Group at 31 December 2003 relating to borrowing, customer loans, securities and risk positions have been

determined on a pro forma basis, to permit comparison on the same basis with the corresponding figures reported at 31 March 2004.

## Borrowing

| Amounts in millions of euros | 31 march 2004 | 31 december 2003 pro-forma | Change 31 march 2004 - 31 december 2003 pro-forma | |
|---|---|---|---|---|
| | | | Euro million | % |
| Direct borrowing | 14.952,8 | 14.797,4 | 155,4 | 1,1% |
| Indirect borrowing | 17.887,2 | 15.992,6 | 1.894,6 | 11,8% |
| **Total borrowing from ordinary customers** | **32.840,0** | **30.790,0** | **2.050,0** | **6,7%** |

Compared with 31 December 2003, using the same consolidation area, total borrowing by Group companies registered an increase of 6.7%, mainly due to the growth in indirect borrowing (+11.8%). In the same period also direct borrowing showed a positive change, of 1.1%.

## Direct borrowing

| Amounts in millions of euros | 31 march 2004 | 31 december 2003 pro-forma | Change 31 march 2004 - 31 december 2003 pro-forma | |
|---|---|---|---|---|
| | | | Euro million | % |
| Deposits, Certificates of deposit and bonds | 14.013,8 | 13.814,8 | 199,0 | 1,4% |
| *Sight borrowing (current account overdrafts, savings deposits and third party funds under administration)* | *8.370,6* | *8.313,9* | *56,7* | *0,7%* |
| *Certificates of deposit* | *366,0* | *381,5* | *-15,5* | *-4,1%* |
| *Bonds (including subordinated bonds)* | *5.277,2* | *5.119,4* | *157,8* | *3,1%* |
| Repurchase agreements | 876,5 | 920,7 | -44,2 | -4,8% |
| Other securities and bank drafts | 62,5 | 61,9 | 0,6 | 1,0% |
| **Direct borrowing** | **14.952,8** | **14.797,4** | **155,4** | **1,1%** |

Again in the first quarter of 2004, this aggregate, in line with the tendency common to the whole banking system, shows growth in bonds and in sight borrowing. In particular, it should be noted that the rise in bonds is mainly due to issues made by the parent company.

## Indirect borrowing

| Amounts in millions of euros | 31 march 2004 | 31 december 2003 pro-forma | Change 31 march 2004 - 31 december 2003 pro-forma | |
|---|---|---|---|---|
| | | | Euro million | % |

| | | | | |
|---|---|---|---|---|
| Administered funds | 8.041,2 | 6.219,4 | 1.821,8 | 29,3% |
| Managed funds | 9.846,0 | 9.773,2 | 72,8 | 0,7% |
| *Asset management (assets managed with any destination - "GPM"; assets managed placed in open-end investment companies - "GPS"; assets managed placed only with funds run by related or associated banks - "GPF")* | *2.612,4* | *2.573,9* | *38,5* | *1,5%* |
| *Funds* | *4.813,7* | *4.868,7* | *-55,0* | *-1,1%* |
| *Insurance (actuarial reserves)* | *2.419,9* | *2.330,6* | *89,3* | *3,8%* |
| **Indirect borrowing** | **17.887,2** | **15.992,6** | **1.894,6** | **11,8%** |

Compared with pro forma 31 December 2003, indirect borrowing is up 11.8%, basically as a result of the significant increase in funds collected for administration, which was almost entirely due to the business made together with a primary Italian insurance group. In the same period, asset management rose slightly (+0.7%), connected with the increase in portfolio managements (+1.5%) and insurance products (+3.8%), which was only partly offset by a slight reduction (-1.1%) in the funds sector.

## *Customer loans*

| *Amounts in millions of euros* | 31 march 2004 | 31 december 2003 pro-forma | Change 31 march 2004 - 31 december 2003 pro-forma | |
|---|---|---|---|---|
| | | | Euro million | % |
| Current accounts and loans | 9.082,5 | 8.995,6 | 86,9 | 1,0% |
| Mortgage loans | 4.770,4 | 4.582,1 | 188,3 | 4,1% |
| Other lending | 352,3 | 369,1 | -16,8 | -4,6% |
| **Ordinary customer loans** | **14.205,2** | **13.946,8** | **258,4** | **1,9%** |

Customer loans have increased by Euro 258.4 million (+1.9%) over the year-end pro forma figure, mainly as a result of the rise in the non-current loans and consumer credit sector.

## *Risk positions*

| *Amounts in millions of euros* | 31 march 2004 | 31 december 2003 pro-forma | Change 31 march 2004 - 31 december 2003 pro-forma | |
|---|---|---|---|---|
| | | | Euro million | % |
| *Gross doubtful loans* | *374,8* | *373,3* | *1,5* | *0,4%* |
| *Amounts written off* | *-194,0* | *-197,0* | *3,0* | *-1,5%* |
| Net doubtful loans | 180,8 | 176,3 | 4,5 | 2,6% |
| Doubtful loans coverage ratio | 51,8% | 52,8% | | -1,0% |
| *Non-performing and restructured loans* | *245,2* | *247,2* | *-2,0* | *-0,8%* |
| *Amounts written off* | *-55,9* | *-52,2* | *-3,7* | *7,1%* |
| Net non-performing and restructured loans | 189,3 | 195,0 | -5,7 | -2,9% |
| Non-performing and restructured loans coverage ratio | 22,8% | 21,1% | | 1,7% |
| Gross risk positions | 620,0 | 620,5 | -0,5 | -0,1% |
| Total amounts written off | -249,9 | -249,2 | -0,7 | 0,3% |
| **Net risk positions** | **370,1** | **371,3** | **-1,2** | **-0,3%** |

| | | | | |
|---|---|---|---|---|
| **Risk positions coverage ratio** | **40,3%** | **40,2%** | | 0,1% |

At 31 March 2004 the total amount of net risk positions has slightly dropped compared with pro forma 31 December 2003, whereas the relative coverage ratio has increased a little, again demonstrating the effects of the careful issue policies, control and merit evaluations adopted by all Group companies. Taking account also of the provisions for loan losses (Line 90 of liabilities in the consolidated balance sheet), the coverage ratios for doubtful loans and risk positions at 31 March 2004 would rise to 58.6% and 44.4% respectively. Compared with pro forma 31 December 2003 the incidence of net risk positions on net customer loans has dropped from 2.70% al 2.61%.

## *Securities*

| *Amounts in millions of euros* | **31 march 2004** | **31 december 2003 pro-forma** | **Change 31 march 2004 - 31 december 2003 pro-forma** | |
|---|---|---|---|---|
| | | | **Euro million** | **%** |
| Investment securities | 2.238,9 | 2.308,8 | -69,9 | -3,0% |
| Trading-account securities | 90,6 | 104,6 | -14,0 | -13,4% |
| **Total securities** | **2.329,5** | **2.413,4** | **-83,9** | **-3,5%** |

In the first quarter of 2004, the investment securities sector has gone down following the redemption of Government bonds held by Cassa di Risparmio di Civitavecchia SpA.

## *Consolidated shareholders' equity*

| *Amounts in millions of euros* | **31 march 2004** | **31 december 2003 pro-forma** | **Change 31 march 2004 - 31 december 2003 pro-forma** | |
|---|---|---|---|---|
| | | | **Euro million** | **%** |
| Share capital | 620,4 | 620,2 | 0,2 | 0,0% |
| Share premium | 0,7 | 0,4 | 0,3 | 75,0% |
| Reserves (excluding reserve for own shares) | 227,7 | 240,5 | -12,8 | -5,3% |
| Revaluation reserve | 1,4 | 1,4 | 0,0 | 0,0% |
| Reserve for general banking risks | 65,6 | 65,6 | 0,0 | 0,0% |
| Negative differences arising on consolidation and equity-valued holdings | 1,0 | 0,6 | 0,4 | 66,7% |
| Net profit | 24,2 | 95,5 | -71,3 | -74,7% |
| **Consolidated shareholders' equity** | **941,0** | **1.024,2** | **-83,2** | **-8,1%** |

Consolidated shareholders' equity 31 March 2004 amounts to Euro 941.0 million. The reduction of Euro 83.2 million on 31 December 2003 is mainly due to the portion of net profit for the year to that date which was not taken to reserves and to the drop in the consolidation reserve, as an effect of the distribution of the profits earned by consolidated companies in the preceding year. The increases in share capital and the share premium account are connected with going ahead in the year with the stock option incentives plan decided by the parent company Board of Directors on 16 October 2000 on the express mandate given by the Shareholders' Meeting.

## *Area network*

Including also CR La Spezia whose entry into the Group is now on the verge of completion, also under formal aspects, the distribution network at 31 March 2004 comprises 18 financial spaces, and 500 branches broken down as follows:

| **Area** | **Banca CR Firenze SpA *** | **CR Civitavecchia SpA *** | **CR Orvieto SpA** | **CR Mirandola SpA** | **CR Pistoia e Pescia SpA *** | **CR della Spezia SpA** | **Group** |
|---|---|---|---|---|---|---|---|
| Arezzo | 35 | | | | | | 35 |
| Bologna | 1 | | | | 6 | | 7 |
| Firenze | 131 | | | | 4 | | 135 |
| Grosseto | 16 | | | | | | 16 |
| La Spezia | | | | | | 51 | 51 |
| Livorno | 8 | | | | | | 8 |
| Lucca | 13 | | | | 8 | 1 | 22 |
| Mantova | | | | 8 | | | 8 |
| Massa Carrara | 10 | | | | | 8 | 18 |
| Modena | | | | 18 | | | 18 |
| Parma | | | | | | 1 | 1 |
| Perugia | 14 | | 3 | | | | 17 |
| Pisa | 13 | | | | | | 13 |
| Pistoia | 2 | | | | 48 | 1 | 51 |
| Prato | 11 | | | | 4 | | 15 |
| Roma | 6 | 24 | | | | | 30 |
| Siena | 18 | | | | | | 18 |
| Terni | | | 23 | | | | 23 |
| Verona | | | | 1 | | | 1 |
| Viterbo | | 3 | 10 | | | | 13 |
| **TOTAL** | **278** | **27** | **36** | **27** | **70** | **62** | **500** |

* including one office for loans under pawn

## *Group Workforce*

### *Group employees (subsidiary and consolidated companies including CR La Spezia)*

The following table sets forth the changes in the first three months of the current year:

| | 31.03.2004 | 31.12.2003 | Change |
|---|---|---|---|
| **Fully consolidated** | | | |
| Banca CR Firenze S.p.A. | 3.338 | 3.337 | 1 |
| CERIT SpA | 208 | 213 | -5 |
| CR Civitavecchia S.p.A | 197 | 199 | -2 |
| CR della Spezia SpA | 533 | 528 | 5 |
| CR Firenze Gestion Internationale S.A. | 2 | 2 | - |
| CR Mirandola SpA | 186 | 189 | -3 |
| CR Orvieto SpA | 165 | 167 | -1 |
| CR Pistoia e Pescia SpA | 714 | 712 | 2 |
| Data Centro SpA | 47 | 48 | -1 |
| Info2B Spa | 4 | 5 | -1 |
| Infogroup SpA | 345 | 342 | 3 |
| Servizio Riscossione Tributi -SRT SpA | 49 | 47 | 2 |

| | | | |
|---|---|---|---|
| Total | 5.788 | 5.789 | -1 |
| **Companies consolidated on proportional method** | | | |
| Gruppo Findomestic | 874 | 876 | -2 |
| Total | 874 | 876 | -2 |
| **Other subsidiaries** | | | |
| Centrovita Assicurazioni SpA | 33 | 31 | 2 |
| Total | 31 | 31 | 2 |
| [redacted] | | | |

## *Staff management and training*

At 31 March 2004 staff on the payroll numbered 3,338. From the start of the year there were 20 new engagements and 19 departures. The average employee age is 44.9 and average length of service is 18.9 years. 72.1 % of staff is employed in the sales channels.

For recruiting activities from the outside in the first quarter of 2004, 960 CVs were received, which were then filed in an electronic database which can be drawn on according to requirements. Seventy-eight personal interviews were held, for the purposes of temporary-contract engagements in the Network and also for specialist roles. Almost 50% of the CVs received were gathered during our participation at the Job Fair, an event where companies and job-seekers have the opportunity to meet one another (held at the Florence Palasport on 26 and 27 March 2004). The Banca CR Firenze's stand (the only bank present) was the one which, among the 63 companies attending, registered the highest number of contacts, about 450, with as many persons interested in starting a relationship with our Company. For the occasion, all were offered a short interview during which, besides our making contact with potential candidates, information was given on the Company's selection procedures, explaining in particular how staff can be taken on through fixed-time contracts.

As for every year, work on the staff performance valuations process was commenced in January, and will be concluded at the end of April.

Coming to training, from the beginning of the year we started on the training modules contained in the annual programme which had been planned earlier by the Human Resources Manager. The course syllabuses for the current year have been further amplified to respond to changes in the distribution model and the diverse levels of specialisation connected with it. Particular emphasis has been placed on developing and updating knowledge on banking transparency and the appropriateness of financial investments. In this context, training continued to support action connected with the "Patti Chiari - Clear Agreements" project. For the retail channel, completion was reached at the end of February on distributing the S.MA.R.T system (a marketing system for the Sales Network) with the connected training activities supporting it. On the Private Customers Account Managers side, a module has been issued for in-depth study on financial subjects so as to develop the technical knowledge necessary to understand the situation and development trends in the Private Customers market. For the Business Customers Managers a module has been issued relating to new Company Law and the planned training programme connected with Basle II issues. In the field of executive training, completion has been reached as programmed on the masters phase of the Perseo programme which started last autumn.

The first Master's phase was concluded for the 24 persons involved in the PERSEO Managers Development Programme. These will be engaged on the second phase, "The Laboratory" which will close in May. In the same month a Master's Course will begin for a further 17 persons and will end in October. Following the lines of the census to determine the extent of knowledge existing with staff which was carried out on the Sales Network in 2003, two further censuses were completed on the Help Desk and the Administration Department in order to precisely define the training paths to be followed for staff vis-à-vis the roles which had been identified.

In the first quarter of 2004 completion was reached on the Group Internal Communications Project which aimed at rationalising internal communications activities and to consolidate, through a series of measures, integration, synergies and coordination in communications among Group banks. Completion was reached on the work of defining the Integrated Communications Plan, which is programmed to provide the Banca CR Firenze Group in 2004 with integrated and complete planning on all significant activities with a high communications aspect. This completes matters also for the Communications Providers Network (persons located throughout all areas of the organisation) who, besides publishing news on the Intranet and the "Flash News" journal also contribute to the Integrated Communications Plan. The start-up phase on eight initiatives covered by the ABI Project "Patti Chiari – Clear Agreements" has been completed with the pre-certification of the first three. In the first quarter important Company "events" were put on, such as the Annual Convention, which involved the whole management of CRF and Group companies, and the "Epiphany" event for the staff's children which was attended by over 3000 persons at 5 events held simultaneously over our territory. The feed-back has been registered from the "Internal Motivation and Climate" enquiry which interested all bank employees.

## *Other information*

### *Ratings*

Ratings assigned by Fitch and Moody's are as follows:

| Rating house | Short-term debt | Long-term debt |
|---|---|---|
| Fitch | F1 | A- |
| Moody's | P1 | A2 |

## *Share price performance in the first quarter*

At the end of March the bank's share price was listed at Euro 1.46, up 2.8% from the end of the preceding year (+23.5% over the past twelve months). In the same period, all the principal indices had a less positive performance: MIB Generale went up 2%, while the MIDEX index and that for the banking sector fell respectively by 3% and 6.3%. The lowest price hit by the Banca CR Firenze share was Euro 1.404 and the highest, Euro 1.498.

Average daily volumes traded came to a numbers just touching on a million shares, thus confirming the fair level of liquidity which has been characterising the share since September 2003.



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B. CR FIRENZE
MIB
MIDEX
MIB - Banks
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FEB
MAR. 2004


## *Shareholder composition*

On the basis of the available information, shareholders were as follows at the close of the quarter:

| Shareholder | shares | stock |
|---|---|---|
| Ente CR Firenze | 454.026.608 | 41,713% |
| SANPAOLO IMI S.p.A. | 212.176.468 | 19,493% |
| BNP-Paribas S.A. | 74.468.217 | 6,842% |
| Gruppo Fidelity Investments | 54.423.058 | 5,000% |
| Fondazione CR Pistoia e Pescia | 42.050.703 | 3,863% |
| Altri (Mercato) | 251.316.103 | 23,089% |
| **Total** | **1.088.461.157** | **100%** |

The size of the stake held by the Fidelity Investments Group can be deduced on the basis of the communication with which, on 24 October 2003, this shareholder published the announcement, pursuant to article 120 of Legislative Decree 58 of 1998, that it held over 5% of the Bank's share capital.

To complete the information, it should be noted that the number of shares indicated in the communication, 54,392,776, was slightly less than the number shown in the above table. This number of shares at the time corresponded effectively with a stake higher than 5% of the then amount of the share capital, but it represents a percentage lower than 5% of the share capital at 31 March 2004. Seeing that, following the share capital increases consequent on the exercise of stock options, the shareholder has issued no further communiqué pursuant to article 120 of Legislative Decree 58 of 1998, it is considered that his stake continues to lie between 5% and 7.5% and accordingly a stake of 5% has been indicated in the table.

## *Results by business area*

Results by business area of the Banca CR Firenze Group for the first quarter of 2003 have been determined taking account of the effects of the changes which have taken place in the

consolidation area in the period from 1 April 2003 to 31 March 2004 following the acquisition of further stakes in Cassa di Risparmio di Mirandola SpA and a controlling interest in Cassa di Risparmio della Spezia SpA.

The said results and their respective contribution to pre-tax profit, which have been prepared taking account of the above-mentioned changes in the consolidation area, are summarised hereunder:

| ***Business Area*** *Amounts in millions of euros* | **31 March 2004** | **31 March 2003 pro-forma** | **Contribution %** | | |
|---|---|---|---|---|---|
| | | | **31 March 2004** | **31 March 2003 pro-forma** | **Change %** |
| Retail banking | 22,5 | 21,2 | 45,64% | 52,22% | -6,58% |
| Consumer credit | 19,1 | 15,4 | 38,74% | 37,93% | 0,81% |
| Product companies | 6,0 | 4,2 | 12,17% | 10,34% | 1,83% |
| Service companies | 1,5 | 1,4 | 3,04% | 3,45% | -0,41% |
| Tax collection | 0,2 | -1,6 | 0,41% | -3,94% | 4,35% |
| **Group net profit** | **49,3** | **40,6** | **100,00%** | **100,00%** | |

Although it registered a high increase in absolute value, net profit for the **Retail banking** sector has contributed less to pre-tax profit, as compared with the corresponding period of the preceding year, mainly as a result of the concurrent steep rise in the **Consumer credit** sector's contribution. In the latter sector, the Findomestic Group, which is a leader in the national market and whose accounts are consolidated on the proportional method at 50%, continued on a positive earnings trend showing, as against the corresponding period in 2003, an increase of 0.81 percentage points in its contribution to pre-tax profit.

The pre-tax profit earned by the **Services companies** comes out substantially in line with the corresponding period of the preceding year, whereas the contribution made by the **Tax Collection Service**, regarding which revisions in the law are now imminent, show a notable improvement, with a positive result of Euro 0.2 million. The **Product companies** show an increased contribution to pre-tax profit following the expansion in business volumes registered by the companies in the sector.

Looking at the results by business area from a management point of view, on a cash basis, the various sectors' contributions, determined excluding amortisation of goodwill arising on consolidation from the pre-tax profit, would be as follows:

| *Amounts in millions of euros* ***Business Area*** | **31 March 2004** | **31 March 2003 pro-forma** | **Contribution %** | | |
|---|---|---|---|---|---|
| | | | **31 March 2004** | **31 March 2003 pro-forma** | **Change %** |
| Retail banking | 31,9 | 30,5 | 53,89% | 60,52% | -6,63% |
| Consumer credit | 19,6 | 15,9 | 33,11% | 31,55% | 1,56% |
| Product companies | 6,0 | 4,2 | 10,14% | 8,33% | 1,80% |
| Service companies | 1,5 | 1,4 | 2,53% | 2,78% | -0,24% |
| Tax collection | 0,2 | -1,6 | 0,34% | -3,17% | 3,51% |

| | | | | | |
|---|---|---|---|---|---|
| **Profit before taxes after charging amortisation of goodwill arising on consolidation** | **59,2** | **50,4** | **100,00%** | **100,00%** | |

The **Retail banking** sector's profit and loss account is presented below, which includes the accounts of the following subsidiaries:

- Banca CR Firenze SpA;
- Cassa di Risparmio di Pistoia e Pescia SpA;
- Cassa di Risparmio di Orvieto SpA;
- Cassa di Risparmio di Civitavecchia SpA;
- Cassa di Risparmio della Spezia SpA;
- Cassa di Risparmio di Mirandola SpA.

| ***Profit and Loss Retail banking*** *Amounts in millions of euros* | **31 March 2004** | **31 March 2003 pro-forma** | **Change 31 March 2004-2003 pro-forma** | |
|---|---|---|---|---|
| | | | **Euro million** | **%** |
| **Interest margin** | **110,8** | **116,3** | **-5,5** | **-4,7%** |
| Commissions and other operating income-net | 81,7 | 77,8 | 3,9 | 5,0% |
| Gains on financial transactions | 13,2 | 7,0 | 6,2 | 88,6% |
| **Overall business margin** | **205,7** | **201,1** | **4,6** | **2,3%** |
| Operating costs | -153,8 | -154,0 | 0,2 | -0,1% |
| **Operating profit** | **51,9** | **47,1** | **4,8** | **10,2%** |
| Amortisation of goodwill arising on consolidation | -9,4 | -9,4 | 0,0 | 0,0% |
| Net provision and value adustments | -17,3 | -14,3 | -3,0 | 21,0% |
| **Profit from ordinary activities** | **25,2** | **23,4** | **1,8** | **7,7%** |
| Gains on exceptional items-net | 0,4 | 0,6 | -0,2 | -33,3% |
| Profit pertaining to minority shareholders | -3,1 | -2,8 | -0,3 | 10,7% |
| **Gross profit** | **22,5** | **21,2** | **1,3** | **6,1%** |
| Imcome taxes | -15,6 | -17,2 | 1,6 | -9,3% |
| **Net profit** | **6,9** | **4,0** | **2,9** | **72,5%** |

Performance in the Retail banking sector during for the first three months of 2004 showed the following main aspects:

- a slight reduction in the interest margin, within the context of a sharp contraction in rates affecting the entire banking system;
- an increase in net commissions and other net operating revenues and a high increase in gains on financial transactions, as a result of the improvement in the securities market;
- a slight decrease in operating costs, notwithstanding constant expansion in the Group banks' activities;
- an increase in amortisation and depreciation and net value adjustments, showing the effects of our continual application of cautious criteria in the valuation of risk positions;
- a reduction in the tax burden resulting from a better tax rate at Group level.

## *Significant events after 31 March 2004*

On 26 April 2004 the Shareholders' Meeting of Banca CR Firenze SpA, in ordinary session, approved the parent company and consolidated financial statements for the year 2003. The dividend declared, gross of withholdings required by law, remains unchanged from that of the preceding year, and amounts to Euro 0.052 for each ordinary share in circulation at 31 December 2003. This dividend, which at current stock prices corresponds to a gross return of about 3.5%, caps an increase in the share value of about 32% over the twelve months preceding the date of the Shareholders' Meeting.

While still in ordinary session, the Meeting passed resolutions on the following matters:

- The renewal of the Board of Statutory Auditors which, on the approval of the 2003 financial statements, reaches the end of its three-year term of office. Vieri Fiori was re-appointed as Chairman and Marco Sacconi as acting statutory auditor. Domenico Muratori was appointed as the third acting statutory auditor. Angelo Falbo and Guido Sansoni were appointed as reserve statutory auditors;
- The confirmation of Alessio Colomeiciuc as a member of the Banca CR Firenze Board of Directors – he had been co-opted to the post in the past. His term of office will expire together with that of the other Board Members. The Shareholders' Meeting also authorised all Directors in general to take on directors' functions in other companies, as designated by Banca CR Firenze, and in companies in which the Sanpaolo IMI and BNP Paribas Groups, who are strategic partners of Banca CR Firenze, have holdings;
- Authorisation to buy or sell own the Bank's own shares, in the following manner: purchases will be made within a maximum limit of 13,000,000 ordinary shares of face value Euro 0.57 each at a price not lower than 20%, at the minimum, and 10%, at the maximum, of the reference price registered for the share at the Stock Exchange on the day preceding each individual purchase. Sale can be made of all or part of own shares at prices not lower than 5% under the share price registered at the Stock Exchange on the day preceding each individual sale. This authorisation remains valid up to the time of approval by the Shareholders' Meeting of the 2004 financial statements but in any case not later than 18 months from the date of approval by the Shareholders' Meeting of the 2003 financial statements;
- The renewal of the third party civil responsibility insurance cover for the directors.

In extraordinary session, resolutions were passed on the following matters:

- The share capital increase, with exclusion of option rights, reserved to Fondazione Cassa di Risparmio della Spezia for a value of Euro 80 million. The share capital will therefore be increased to Euro 645,882,823.20 with the issue of 44,666,603 ordinary shares of face value Euro 0.57 each which will be subscribed at a price of Euro 1.79105 each. An amount of Euro 54 million will be taken to the share premium account.
- The amendment of articles 2,6,7,9,12,15 and 19 of the Bank's Statutes, in order to conform with the company law reform and the new amount of the share capital.

## *Outlook*

While confirming the information which was recently reported in the parent company and Group annual reports concerning the increase in assets stemming from the recent acquisition of CR La Spezia and the consequent expansion of the sales network, which potentially will lead to further expansion in the sale of Banca CR Firenze Group products and services, we also confirm the entire Group's commitment, especially as regards our primary objectives to contain costs, rationalise organisation and exercise tight control over risk. Accordingly, although we will be operating within an undoubtedly difficult economic situation, we consider that we can achieve results which are in line with those of the preceding year.

File Number 82-5126
Attachment: B1

# BANCA CR FIRENZE

Press Release

## FIRST QUARTER FINANCIAL STATEMENTS AS AT 31 MARCH 2004 APPROVED BY THE BoD

**€ 24.2** MILLION CONSOLIDATED NET INCOME - **UP 28.7%** -
(**+53.2%** ON A PRO-FORMA BASIS)

**€ 109.3** MILLION NON-INTEREST INCOME - **UP 28.4%** -
(**+16.9%** ON A PRO-FORMA BASIS)

The Board of Directors of Banca CR Firenze SpA, chaired by Aureliano Benedetti, approved today the consolidated financial statements, as at 31 March 2004, which were presented by the Managing Director, Lino Moscatelli.

Following the Group's **consolidated area variation**, with particular reference to the purchase of 68.09% of **Cassa di Risparmio della Spezia's** capital share and the purchase of more shares of **Cassa di Risparmio di Mirandola,** the bank has additionally drafted statements as at 31 March 2004 on a pro-forma basis to make economical growth comparisons more homogeneous. Comments thus refer to the variations on this pro-forma basis.

---

Banca CR Firenze Group has registered a **consolidated net profit** of **24.2 million euro, up a 28.7%** over the same period period last year (+53.2% on a pro-forma basis.)

The Group's **interest margin** attained 166.5 million euro. The 10.5% growth (+2.6% on a pro-forma basis) has also been supported by the consumer credit expansion and efficiently contrasts the rates downturn which occurred in the last twelve months.

**Total income grew** a 17.1% (8% on a pro-forma basis) and topped 279.9 million euro thanks to the favourable trend in **non-interest income** which rose 28.4% to 109.3 million euro (+16.9% on a pro-forma basis). The consolidated **net commissions and other net operations income** (+21.6% to 68.5 million euro, a +11.1% on a pro-forma basis) as well as income from financial operations also performed positively. **Income from financial operations grew** a further **116.4%** (13.2 million euro, +88.6% on a pro-forma basis), only partly due to stocks surplus.

# BANCA CR FIRENZE

**Total operating costs increased 11.8%** (191.9 million euro), just 2.6% on a pro-forma basis, and meet the Industrial Plan target. In detail, **personnel costs grew 8.4%** (-0,8% on a pro-forma basis), **amortizations** on fixed assets reached **7%** (2.7% on a pro-forma basis) and **other costs reached 18.2%** (8.2% on a proforma basis). The latter figure was obtained through proportional calculations.

**Operating income** consequently closed at 88 million euro, a **30.6% improvement** (+22.1% on a pro-forma basis).

**Provisions for risks-and-charges and net adjustments on loans** and **value adjustments on financial assets totaled 25.6 euro**, a 36.9% increase (+31.3% on a pro-forma basis).

**Gross consolidated income** as at 31 March 2004 thus totaled 53.4 million euro, up a 19.2% (+20.5% on a pro-forma basis), subtracting 0.9 million euro relevant to extraordinary, net positions.

**Total financial assets,** equivalent to 32,840 million euro, **grew 24.9%** (+6.7% on a pro-forma basis) and were clearly effected by the great indirect deposits increase (+28.2%, +11.8% on a pro-forma basis). This noteworthy increase issues from an agreement with a prime, domestic, insurance company which operates in the assets under custody segment. Excluding this last factor, the trend on a consolidated basis registers substantial stability. Assets under management are also stable.

The **customer loans** portfolio (14,024 million euro), net of non-performing loans, increased by **8.3%** (+1.8% on a pro-forma basis) and is basically influenced by the consumer credit and mortgage loan segments. The **credit quality** of the portfolio has slightly changed, that is, the ratio of **net, non-performing loans** ratio has varied from 1.14% to 1.27%. The **total net risk-loans/net loans** ratio has risen from 2.56% to **2.61%.**

Florence, May 10th, 2004

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

GRUPPO
BANCA CR FIRENZE

## CONSOLIDATED BALANCE SHEET

*(Euro mn)*

| ASSETS | 31 March 2004 | 31 Dec. 2003 | Change |
|---|---|---|---|
| **Cash and cash on deposit with central banks and post offices** | 106.5 | **123.6** | **-13.8%** |
| **Credits** | 15,748.6 | **14,247.9** | **10.5%** |
| Amounts due from banks | [illegible] | 1,146.5 | 34.6% |
| Customer loans | 14,205.7 | 13,101.4 | 8.4% |
| **Bonds and other debt securities** | [illegible] | **1,760.5** | **27.2%** |
| **[illegible]** | 868.1 | **866.6** | **0.2%** |
| [illegible] | [illegible] | 96.1 | -5.7% |
| [illegible] | [illegible] | 423.0 | -2.4% |
| [illegible] | [illegible] | 56.0 | -10.5% |
| [illegible] | [illegible] | 291.6 | 7.8% |
| **Goodwill arising on consolidation and on equity valued holdings** | [illegible] | **164.4** | **76.0%** |
| **Other** | 1,276.8 | **1,407.7** | **-9.3%** |
| **TOTAL ASSETS** | **20,528.2** | **18,570.7** | **10.5%** |

| LIABILITIES | 31 March 2004 | 31 Dec. 2003 | Change |
|---|---|---|---|
| **Debts** | 16,471.2 | **14,578.3** | **13.0%** |
| Amounts due to banks | 2,517.6 | 2,318.0 | 8.6% |
| Customer deposits | 9,247.5 | 8,214.9 | 12.6% |
| Debt securities issued and third-party funds under administration | 4,706.1 | 4,045.4 | 16.4% |
| **Provisions** | 602.6 | **546.1** | **10.3%** |
| Provisions for risks and charges | 406.9 | 366.8 | 10.9% |
| Severance indemnity provision | 170.1 | 153.0 | 11.2% |
| Provisions for loan losses | 25.6 | 26.2 | -2.3% |
| **Other liabilities** | 1,320.7 | **1,237.3** | **6.7%** |
| **Subordinated debt** | 997.2 | **1,034.2** | **-3.6%** |
| **Minority interests** | 193.5 | **150.6** | **28.5%** |
| **Book value** (comprises reserve for general bkg. Risks, revaluation reserves, and badwill arising on consolidation and on equity valued holdings) | 941.0 | **1,024.2** | **-8.1%** |
| **TOTAL LIABILITIES** | **20,528.2** | **18,570.7** | **10.5%** |

GRUPPO
BANCA CR FIRENZE

## CONSOLIDATED BALANCE SHEET
(Euro mn)

| PROFIT & LOSS ACCOUNT | 31 March 2004 | 31 March 2003 pro forma | Change | 31 March 2003 | Change |
|---|---|---|---|---|---|
| Interest margin | 166.5 | 162.3 | 2.6% | 150.7 | 10.5% |
| Dividends | 0.0 | 0.0 | --- | 0 | --- |
| Net commissions | 68.5 | 59.8 | 14.5% | 54.3 | 26.2% |
| Net other income | 27.6 | 26.7 | 3.4% | 24.7 | 11.7% |
| Trading | 13.2 | 7.0 | 88.6% | 6.1 | 116.4% |
| Profit of companies valued on equity method | 4.1 | 3.3 | 24.2% | 3.3 | 24.2% |
| Total income | 279.9 | 259.1 | 8.0% | 239.1 | 17.1% |
| Administrative expenses | -176.7 | -172.2 | 2.6% | -157.5 | 12.2% |
| [illegible] | *-105.4* | *-106.3* | -0.8% | *-97.2* | 8.4% |
| [illegible] | *-71.3* | *-65.9* | 8.2% | *-60.3* | 18.2% |
| Value adjustment on intangible assets, properties and equipment | -15.2 | -14.8 | 2.7% | -14.2 | 7.0% |
| Operating income | 88.0 | 72.1 | 22.1% | 67.4 | 30.6% |
| Goodwill amortization | -9.9 | -9.8 | 1.0% | -5.7 | 73.7% |
| Credit risks provisions | -25.6 | -19.5 | 31.3% | -18.7 | 36.9% |
| Income before exceptionals | 52.5 | 42.8 | 22.7% | 43.0 | 22.1% |
| Exceptionals | 0.9 | 1.5 | -40.0% | 1.8 | -50.0% |
| Income before taxes | 53.4 | 44.3 | 20.5% | 44.8 | 19.2% |
| Income taxes | -25.1 | -24.8 | 1.2% | -22.9 | 9.6% |
| Minorities | -4.1 | -3.7 | 10.8% | -3.1 | 32.3% |
| **NET INCOME** | **24.2** | **15.8** | **53.2%** | **18.8** | **28.7%** |

## TOTAL FINANCIAL ASSETS
(Euro mn)

| | 31 March 2004 | 31 Dec 2003 pro forma | Change |
|---|---|---|---|
| Direct funding | **14,952.8** | **14,797.4** | **1.1%** |
| Indirect funding | **17,887.2** | **15,992.6** | **11.8%** |
| Assets under custody | 8,041.2 | 6,219.4 | 29.3% |
| Assets under management | 9,846.0 | 9,773.2 | 0.7% |
| GPF (discretional accounts) | 2,612.4 | 2,573.9 | 1.5% |
| Mutual funds | 4,813.7 | 4,868.7 | -1.1% |
| Insurance products | 2,419.9 | 2,330.6 | 3.8% |
| **TOTAL FINANCIAL ASSETS** | **32,840.0** | **30,790.0** | **6.7%** |

## The merger project of Carinord 2 S.p.A. and Cassa di Risparmio di Firenze S.p.A. - Summary

The Board of Directors of the two companies involved deem opportune to merger Carinord 2 S.p.A. and Cassa di Risparmio di Firenze S.p.A. The terms are described hereunder.

It is necessary to state that Cassa di Risparmio di Firenze S.p.A. possesses all the shares of Carinord 2 S.p.A. Therefore, Article 2505 of the Italian Civil Code will be applicable for this operation.

### 1 - Companies involved in the merger

CASSA DI RISPARMIO DI FIRENZE Società per Azioni: Bank with headquarters in Florence, via Bufalini, 6, entirely paid company share capital to this day € 620,422,859.49, VAT & Company Registration Office number 04385190485, Bank Registration number 5120, Lead Company of Banca CR Firenze Group and registered under Banking Groups member number 6160.6.

CARINORD 2 S.p.A.: Financial company with € 65,292,318.52 company share capital, VAT & Company Registration Office number 03266540966. Is subjected to the management and co-ordination of Cassa di Risparmio di Firenze S.p.A. The registered address of the company, previously in Milan at Foro Buonaparte 24, will be in Florence at via Bufalini 6. The transfer is currently under registration at the Companies Registration Office.

### 2 Cassa di Risparmio di Firenze S.p.A. bylaws

The present bylaws of Cassa di Risparmio of Firenze S.p.A. need not be amended as a result of this operation. They are posted in our website at the address: www.bancacrfirenze.it/investor/eng/statuto.htm

### 3 Recording of Carinord operations in Cassa di Risparmio di Firenze S.p.A.'s statement of accounts

The merger will have a retroactive effect. For fiscal and accounting purposes, the merger will be operative as of January 1st, 2004.

### 4 Possible reserved treatments for specific categories of shareholders or securities possessors

Neither companies have shares or stockholders with specific treatments or privileged categories.

All shares of Carinord 2 S.p.A. will be void at the operative date of the merger.

The rights bound to the shares of Cassa di Risparmio di Firenze, or to securities other than shares, will not be modified as a consequence of the operation.

### 5 Special benefits for the Board of Directors

The Board of Directors of the two merging companies are not subject to special treatments for this operation.

The Board of Directors and the Statutory Auditors of Carinord 2 S.p.A will cease their appointment on the date the merger will be in force.

Florence, June 14th, 2004

Cassa di Risparmio di Firenze S.p.A.
on behalf of the Board of Directors

Aureliano Benedetti
(The Chairman)

**File Number 82-5126**
**Attachment: A2**

# Merger of Carinord 2 S.p.A. and Banca CR Firenze - Summary

## 1 Foreword

The Board of Directors of Banca CR Firenze S.p.A. which convened on June 14th, 2004, has ratified the project relative to the merger of Carinord 2 S.p.A. and Banca CR Firenze S.p.A.

This report shall illustrate the terms and the reasons for the operation and has been drafted in compliance with the Issuers Regulations approved by Consob as per Resolution 11971/99 and amendments and supplements that followed.

## 2 The reasons and the expectations behind the operation

Carinord 2 S.p.A. is a financial company whose scope is the possession and the management of shareholdings. The company does not carry out any activity with the public and, at present, the company's assets consist of a 68.09% stake in Cassa di Risparmio della Spezia S.p.A. The stake in Carinord 2 S.p.A. was acquired on January 16th, 2004. as per the agreement signed on July 16th, 2003, between the selling parties Banca Intesa S.p.A., Fondazione Cassa di Risparmio della Spezia e Fondazione Cassa di Risparmio di Carrara S.p.A. and the purchasing parties Banca CARIGE S.p.A. and Banca CR Firenze S.p.A. The agreement, on one hand, gave Banca CR Firenze a controlling stake of Cassa di Risparmio della Spezia S.p.A., and on the other hand, gave Banca CARIGE the control of Cassa di Risparmio di Carrara S.p.A. The stakes were previously possessions of the holding company Carinord 2 S.p.A.

The July 16th, 2003 agreement granted a 58.95% stake of Carinord 2 S.p.A. to Banca CR Firenze while Banca CARIGE acquired the remaining 41.05%.

A split-up operation was then perfected on April 26th, 2004. The Cassa di Risparmio di Carrara S.p.A. shares were assigned to a new company, founded by Banca CARIGE S.p.A., while Carinord 2 S.p.A. with Banca CR Firenze S.p.A., as sole proprietor, maintained the single stakehold of Cassa di Risparmio della Spezia S.p.A.

The merger of Carinord 2 S.p.A. and Banca CR Firenze S.p.A., which is deemed opportune, aims at simplifying the corporate governance procedures through the shortening of the control process of Cassa di Risparmio della Spezia but also aims at eliminating the general operating costs of Carinord 2.

Furthermore, Banca d'Italia has recommended and urged the merger operation.

## 3 Technical aspects and timing

As Banca CR Firenze possesses the total number of shares of Carinord 2, the merger does not necessitate any cross-selling of shares nor any issuance of Banca CR Firenze new shares.

Before proceeding with registering the merger project at the Companies Registration Office, it is necessary to obtain the authorization of Banca d'Italia, in compliance with Legislative Decree 385/93. Banca CR Firenze S.p.A. will submit its authorization request to

Banca d'Italia within the shortest time possible. Banca d'Italia must respond within 60 days thereafter.

Thirty days after registering the merger project at the Companies Registration Office, Banca CR Firenze and Carinord 2 can implement the resolutions on the merger operation, as per Article 2502 of the Italian Civil Code.

The Board of Directors of Banca CR Firenze has been empowered to approve resolutions on this matter, as per Article 12, Paragraph 2, of the company bylaws, amended during the April 26th, 2004 Annual General Meeting, in compliance with the new provisions of the Italian company laws.

However, according to Article 2505, Paragraph 3, of the Italian Civil Code, if shareholders representing in all at least 5% of the capital share of Banca CR Firenze SpA submit a specific request, the resolution will have to be voted by the General Meeting of Shareholders. This request must be submitted to Banca CR Firenze SpA within eight days from the date of the merger project registration at the Companies Registration Office.

In any event, the merger project should be completed by end of this year.

## 4 Accounting and fiscal aspects

With regards to the accounting and fiscal aspects of the operation, the merger will be effective starting from January 1st, 2004. The operations carried out by Carinord 2 S.p.A. starting from the aforesaid date will be included in Banca CR Firenze S.p.A's 2004 Annual Report.

The Carinord 2 S.p.A. shareholding is included in Banca CR Firenze S.p.A.'s accounts at a value that is about € 117 million greater than that of the net equity of Carinord 2 S.p.A. In compliance with Article 2504-bis, Paragraph 4, the difference can be ascribed to the Carinord 2 S.p.A.'s shareholding of Cassa di Risparmio della Spezia S.p.A.

The redefinition of the shareholding value of Cassa di Risparmio della Spezia S.p.A. does not have any relevance for income tax or IRAP purposes.

Florence, June 14th, 2004
Cassa di Risparmio di Firenze S.p.A.
on behalf of the Board of Directors

Aureliano Benedetti
(Chairman)